Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Everybody Water, Inc.
132 Chief Justice Cushing Highway, Ste70
Cohasset, MA 02025
everybodywater.com

Up to $1,069,998.56 in Series B (Non-Voting) Common Stock at $4.88
Minimum Target Amount: $9,999.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Everybody Water, Inc.
Address: 132 Chief Justice Cushing Highway, Ste70, Cohasset, MA 02025
State of Incorporation: DE
Date Incorporated: November 06, 2020

Terms:

Equity

Offering Minimum: $9,999.00 | 2,049 shares of Series B (Non-Voting) Common Stock
Offering Maximum: $1,069,998.56 | 219,262 shares of Series B (Non-Voting) Common Stock
Type of Security Offered: Series B (Non-Voting) Common Stock
Purchase Price of Security Offered: $4.88
Minimum Investment Amount (per investor): $248.88

Forward Looking Information Legend

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

**All perks occur when the offering is completed.*

*** Some restrictions on shipping may apply*

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive additional 20% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive additional 15% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 10% bonus shares.

Amount-Based:

$500+ | It Begins with Everybody

20% discount on an order or subscription of 12-pack cases of Everybody Water.

$1,000+ | Water with a Heart

20% discount on an order or subscription of 12-pack cases of Everybody Water + 5% bonus shares.

$2,500+ | Let's Create a Ripple Effect

20% discount on an order or subscription of 12-pack cases of Everybody Water + 7% bonus shares.

$5,000+ | Collective Impact

20% discount on an order or subscription of 12-pack cases of Everybody Water + 10% bonus shares

$10,000+ | Forward Thinking

20% discount on an order or subscription of 12-pack cases of Everybody Water +15% bonus shares + Join the founders for drinks and oysters at one of our all-time favorite local customers, Island Creek Oysters Raw Bar, Duxbury, MA.

$25,000+ | Make Amazing Change Happen

20% discount on an order or subscription of 12-pack cases of Everybody Water + 20% bonus shares + Join the founders for dinner at Boston's hottest new rooftop restaurant, Contessa, at the Newbury Hotel, one of our most exciting new customers.

The Company and its Business

Company Overview

Everybody Water Inc. is a for-profit women-owned company offering premium water currently in a 16.9 oz. carton sold in 12-pack cases. While providing an alternative to plastic water bottles, it is our mission to support sustainable clean water projects executed by outside organizations and non-profit partners that bring running water into people's homes for the first time in their lives. These projects especially impact women and girls so they no longer have to walk for water and instead have the time to attend school, earn incomes and thrive.

Everybody Water, currently sold by the case or pallet (120 cases), sells direct and through distributors to hotels, fitness chains, corporations, financial institutions, universities, hospitals, performing art centers, events, as well as to cafes, juice bars, fast-casual restaurants, and specialty markets.

Everybody Water is focused primarily in New England where we built incredible grass-roots support and gained attention from some "tier one" press in the first 24 months. Since our launch in early 2019, our product has been picked up by some of the trendiest of locations in influential markets such as Nantucket, Martha's Vineyard, Newport, RI and Stowe, Vermont. We furthered our growth by finding demand from some of Boston's most respected institutions and businesses who have partnered with us to highlight a commitment to socially-responsible and environmentally-conscious ideals and support of a women-owned small businesses. Everybody Water has gained sales volume with customers such as the Boston Harbor Hotel, the Fairmont Copley, Auberge Resort Properties, the Newbury and many other 5-star hotels as well as gained accounts such as MIT, Boston Children's Hospital, and lululemon.

Our customers are businesses and people who want to make a statement with the products they purchase and want to highlight intentionality in their choices. Although the product is appealing to a wide spectrum of people and generations, we have found that women in their 20s, 30s, and 40s are particularly aligned with and passionate about the brand and relate to our aesthetic, mission, and female-founded company.

We do not presently sell through traditional grocery channels where there are lots of other water brands but rather focus mostly on customers who want to feature Everybody Water for our mission and what we represent. We believe this model builds strong relationships, optimizes the ability to message, creates steady volume, and ultimately increases our collective ability to impact and bring attention to the need to support women and girls through clean water projects that free them.

This offering is for Series B (non-voting) Common Stock in Everybody Water Inc., the operating company which holds the inventory, accounts receivable and payable related to the marketing, distribution, operations and sale of water in its present size and packaging and future sizes and packaging types. The intellectual property used in our business is not owned by Everybody Water, Inc. We license our intellectual property from a separate entity, Everybody Water LLC, that is owned by our founders, in exchange for a royalty on our sale of packaged water equal to 2 percent of our net profits. Our license of this intellectual property is exclusive with respect to the marketing, sale (retail and wholesale) and distribution of non-carbonated, non-flavored water distribution. Everybody Water LLC. may license the intellectual property to third parties with respect to other business purposes.

Everybody Water is a socially-conscious, women-owned business. Our carton water is sold with the trademark “water with a heart” to highlight our commitment to compassion and encourage customers to make a statement with our product. With this in mind, Everybody Water gives 3% of our gross revenues to support clean water projects. To date we have given to Water1st International, a 501(c)(3) charitable organization that supports sustainable clean water infrastructure projects in countries like Honduras, Bangladesh, and Ethiopia that bring clean running water, sinks, toilets and showers into homes for the first time. These projects focus on complete in-home solutions and allow people to be more healthy and give people, especially women and girls, the time to attend school, earn incomes and thrive instead of having the time-consuming physical burden of carrying water for hours each day.

We do not promote our specific contribution give-back amounts as part of our consumer marketing efforts, though we do incorporate socially-conscious messaging in all of our advertising and our commitment to fund sustainable clean water projects that are in-home solutions because of their impact on women and girls especially. If and when asked, we do inform consumers about how much we have contributed.

Our support of Water1st International is voluntary, we are not contractually obligated to make these contributions. We have the discretion to change how to implement our commitment to sustainable clean water, although we do intend to continue this practice on an ongoing basis. We currently donate the 3% on gross revenues, whether direct to consumers or B2B.

Brief Corporate History:

Our business was initially owned and operated by a Massachusetts limited liability company, Everybody Water LLC, formed in 2017 and owned by our co-founders, Kimberly Reilly and Megan Hayes. Everybody Water, Inc., the Delaware corporation offering shares of Series B Common Stock in this crowdfunding, was formed on November 6, 2020. On November 13, 2020 Everybody Water, Inc. purchased from Everybody Water LLC all of the assets associated with our business, excluding intellectual property, in exchange for shares of common stock of Everybody Water, Inc. and the assumption by Everybody Water, Inc. of the liabilities associated with our business excluding the credit card debt of Everybody Water LLC. 10% of the shares of Everybody Water, Inc. that were issued to Everybody Water LLC were retained, and continue to be held as Series A Common Stock, by Everybody Water LLC. The remaining 90% of the shares of Everybody Water, Inc. that were issued to Everybody Water LLC were immediately distributed to, and continue to be held as Series A Common Stock, by our co-founders. In connection with Everybody Water, Inc. acquiring our business from Everybody Water LLC, Everybody Water, Inc. assumed $300,000 principal amount of convertible promissory notes that had been issued by Everybody Water, LLC in exchange for a promissory note of equal principal amount issued by Everybody Water LLC to Everybody Water, Inc. That promissory note, issued by Everybody Water LLC to Everybody Water, Inc., remains outstanding. The convertible notes that were assumed by Everybody Water, Inc. are no longing outstanding, having been converted into shares of common stock of Everybody Water, Inc. which remain outstanding as Series A Common Stock. Everybody Water LLC continues to exist as a separate entity owned by our co-founders. Everybody Water LLC owns all of the intellectual property used in our business and licenses that intellectual property to Everybody Water, Inc. in exchange for a royalty of 2% of our net profits. The license is exclusive with respect to the marketing, sale (retail and wholesale) and distribution of non-carbonated, non-flavored water. Everybody Water, LLC may license the intellectual property to third parties with respect to other business purposes. More information regarding the license, the note issued by Everybody Water LLC to Everybody Water, Inc. and a revolving loan facility that we have made available to Everybody Water LLC is provided in our disclosures regarding Related Party Transactions.

Competitors and Industry

To our knowledge, we are the only packaged water brand with a mission to uplift women & girls globally through support of projects that bring running water into homes, and we actively collaborate with other businesses to join us in this goal. We believe the biggest differentiator is our unique and authentic brand story that is one of a kind. People have followed our journey and become part of our community unlike any other water brand. Everybody Water is one of the only water brands we know of that is women-owned… in today's marketplace we've found tremendous support in this fact with companies actively looking to source products from women-owned and women-run small businesses.

There are over 100 plastic water bottle brands that dominate the marketplace. Plastic bottle packaging is a lot less expensive but consumers are now pushing back, as well as cities towns, businesses, and institutions who are going plastic water bottle-free. Alternative packaging exists in aluminum and glass, but they are often not solutions for our customers who are looking for non-breakable and aesthetically pleasing options they tell us they can't find elsewhere but in our brand.

There are very few competitors that we know of in the U.S. selling branded water in a paperboard carton. The only significant competitors that we are currently aware of include Boxed Water is Better, Flow Water, Just Water and Rethink. It is our experience that the price of entry into the carton water market is much higher and more difficult than with other package types which we believe will slow the growth of more competitors in the space. We may expand our range of packaging types and sizes in the future to offer more variety but will stay "on-brand" to be environmentally-conscious, and continue with our support for clean water projects.

But packaging-type aside, among water brands we have also been able to differentiate ourselves in the marketplace with our taste, our branding, and our mission…key aspects to Everybody Water that our customers tell us they prefer.

Current Stage and Roadmap

From 2017-2019, Everybody Water was mostly focused on creating a brand, assets across digital and print, selecting a non-profit partner that funds high-quality projects that were full sustainable solutions, identifying the water projects that we want to support, securing suppliers, creating content, securing trademarks, and securing the necessary permits to sell water, and ultimately producing an actual product with suppliers. We also contracted with our 3PL warehouse who continues to manage all transportation logistics and e-commerce fulfillment.

In early 2019 we officially launched our first product. We were grassroots in our sales with the founders themselves approaching businesses in our regional geographic area for sales, and fulfilling orders through self-distribution. A few months in we began to get interest from the press that led to inquiries leading to our first larger scale accounts. We then secured our first few distribution partners to help sell into and deliver to accounts.

By Fall of 2019 we had secured accounts with several hotels, corporations and major events. February 2020, was our largest month of sales.

By March 2020, Covid-19 shutdowns quickly and dramatically impacted sales across our biggest sales channels including hospitality, fitness, corporate, events, performing arts, education and more. However despite this massive setback, we were still able to achieve a 8.5% increase in yearly sales. During 2020 when sales were constricted, we built relationships, created new brand content, established new distribution partners, and worked on goals related to fundraising. We have also secured numerous new accounts which present potential growth opportunities as businesses open up in 2021.

Presently, Everybody Water is selling water mostly in New England where we sell directly to accounts and by e-commerce and also have 8 distribution partners. We are also selling directly in Aspen, Co. and actively targeting sales in other strategic geographic locations in other cities and states where we can optimize distribution and marketing costs while increasing volumes and brand visibility.

With this fundraise we plan to grow our national footprint. To do so, our sales team will be focused on volume accounts in new geographies that can be sold direct and through our distribution partners. We plan to hire and/or contract new sales people to work with our existing distributors to grow regional markets. We also plan to bring on new salespeople specializing in specific channel and/or geographic markets. We plan to contract/hire people to support operations.

We also will explore the potential for expanding packaging types and sizes where we believe there is interest from customers.

To date our e-commerce sales have been organic with virtually no paid ads. We plan to develop this channel and spend more on advertising and sponsorships to reach the large consumer audience.

The Team

Officers and Directors

Name: Megan Hayes

Megan Hayes's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-founder, Director and Executive Officer
  Dates of Service: November 06, 2020 - Present
  Responsibilities: Sales and business development. Developing business partnerships, managing strategy. and operations. Megan currently does not take any salary compensation.

Other business experience in the past three years:

- **Employer:** Everybody Water, LLC
  Title: Managing Member
  Dates of Service: April 21, 2017 - Present
  Responsibilities: Owns the LLC and is responsible for the Company's operations.

Name: Kimberly Reilly

Kimberly Reilly's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-founder, Director and Executive Officer
  Dates of Service: November 06, 2020 - Present
  Responsibilities: Sales and business development. Manages branding, digital content, from product conception to launch and beyond. Kimberly currently does not currently take any salary compensation.

Other business experience in the past three years:

- **Employer:** Everybody Water, LLC
  Title: Managing Member
  Dates of Service: April 21, 2017 - Present
  Responsibilities: Owns the LLC and is responsible for the Company's operations.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Series B (Non-Voting) Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Series B (non-voting) Common Stock in the amount of up to $1,070,000.00 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to continue and grow its business. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Series B (non-voting) Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Series B (non-voting) Common Stock. In addition, if we need to raise more equity capital from the sale of Series B (non-voting) Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by

our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
We rely on single source providers for certain services and supplies which are necessary for us to operate. For example, although we may expand our range of packaging sizes and types, we currently rely on a single water supply packaging partner as well as a single manufacturer for the paperboard and bio-based caps used in our cartons. Should any single source service provider or manufacturer become unavailable to us for any reason, cease to do business, change their product and service offerings, experience an operational or performance interruption or delay, or increase their pricing, our ability to operate and our profitability could be adversely impacted. Moreover, we may have difficulty finding alternative providers who can perform the same services or provide equivalent supplies on commercially reasonable terms.

Minority Holder; Securities with No Voting Rights
The Series B (non-voting) Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if we are unable to do so we will not be able to continue and grow operations. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not

uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Everybody Water Inc. was formed on November 12, 2020. Prior to this the Company operated under the company Everybody Water, LLC. Everybody Water, LLC was formed on April 21, 2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Everybody Water Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and limited revenue. If you are investing in this company, it's because you think that Everybody Water Inc. is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

We may not be able collect on certain related-party debt and obligations.
We hold a promissory note, principal amount $300,000, issued by Everybody Water, LLC, a company that is owned by our founders and which owns and licenses to us all of the intellectual property used in our business. The payment obligations under this promissory note are not secured and are not personally guaranteed by any party. There is no assurance that we will be able to collect all or any of the amount we are owed under this promissory note or do so on the timeline specified in the promissory note. Additionally, we may incur costs to enforce the obligations under the promissory note. Any delay in payment or default on the payment obligations owed to us or incurrence of costs to enforce would adversely impact our financial results.

Obligations to fund additional-related party lending may impact our financial position.
We are the lender under a revolving credit facility pursuant to which we may make available to Everybody Water, LLC, a company that is owned by our founders and which owns and licenses to us all of the intellectual property used in our business, loans of up to $150,000 at any given time. Loans made under this credit facility are not secured and are not personally guaranteed by any party. There is no assurance that we will be able to collect all or any of the amount we are owed under this credit facility or do so on the timeline specified in the promissory note. Additionally, we may incur costs to enforce the obligations under the promissory note. Any delay in payment or default on the payment obligations owed to us or incurrence of costs to enforce would adversely impact our financial results. Moreover, the making of loans under this credit facility will limit financial resources available for other purposes and could slow or limit our growth potential.

Our marketing efforts may not be successful.
We expect to generate a significant amount of growth from the investments we will make into marketing our product following this offering. However, it is possible that an increased marketing spend by competing brands will diminish our efforts. As a result, for that, or some other reason, our marketing efforts may not generate a significant increase in sales volume. If this is the case, we may be forced to cease this additional marketing spend and reduce our growth rate. A slower growth rate will lengthen the time it takes for us to achieve our revenue goals and reduce the value of the Company, thereby reducing the value of your investment.

General Risk
The Company depends on a small management team. Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

We have a limited number of customers today and although we expect to grow our number of customers we may develop a small number of significant accounts which represent a disproportionately large proportion of our revenue.
We currently have a limited number of customers. In the future we expect to grow our number of customers but we may develop a small group of significant customer accounts which may represent a disproportionately large proportion of our revenue. If our current limited group of customers or the limited number of significant accounts we may develop in the future do not pay our receivables or fail to do so in a timely manner our ability to finance operations and our continued growth may be adversely impacted.

Product or Service Risks
Incidents involving illnesses, adverse reactions, tampering, adulteration, contamination or mislabeling of our product or similar products in the marketplace, whether or not accurate, as well as adverse public or medical opinions about the

health effects of consuming our products or similar products, could harm our business. Instances or reports, whether true or not, of food-safety issues, such as food or beverage-borne illnesses, tampering, adulteration, contamination or mislabeling, either during manufacturing, packaging, storing or preparation, have in the past severely injured the reputations of companies offering food and beverage products and could affect us as well. Any report linking us to food-safety issues, such as food or beverage-borne illnesses, tampering, adulteration, contamination, mislabeling or other food or beverage-safety issues could damage our brand value and severely hurt sales of our products and possibly lead to product liability claims, litigation (including class actions) or damages. If customers become ill from food or beverage-borne illnesses, tampering, adulteration, contamination, mislabeling or other food or beverage-safety issues, we could be forced to recall products. In addition, instances of food or beverage-safety issues, even those involving solely the products of competitors or of suppliers or distributors (regardless of whether we use or have used those suppliers or distributors), could, by resulting in negative publicity about us or the food and beverage industry in general, could adversely affect our sales. Interruption of our supply chain could affect our ability to produce or deliver our products and could negatively impact our business and profitability. Any material interruption in our supply chain, such as interruptions in service by our third party logistic service providers or common carriers that ship goods within our distribution channels, natural disasters and other circumstances beyond our control that cause a material disruption in our supply chain could have a negative material impact on our business and our profitability. Additionally, our ability to find qualified suppliers who meet our standards and supply products in a timely and efficient manner is a significant challenge. We may rely on one or very few suppliers. A supplier's failure to meet our standards, provide products in a timely and efficient manner, or comply with applicable laws is beyond our control. These issues, especially for products for which we rely on one or few suppliers, could have a material negative impact on our business and profitability. We are reliant on single providers for certain suppliers and services which are necessary for our business. We rely on single source providers for certain services and supplies which are necessary for us to operate. For example, although we may expand our range of packaging sizes and types, we currently rely on a single manufacturer for the paperboard and bio-based caps used in our cartons. We also rely on a single water supply packaging partner. Should any single source service provider or manufacturer become unavailable to us for any reason, cease to do business, change their product and service offerings, experience an operational or performance interruption or delay, or increase their pricing, our ability to operate and our profitability could be adversely impacted. Moreover, we may have difficulty finding alternative providers who can perform the same services or provide equivalent supplies on commercially reasonable terms.

Market Competition and Operating History Risks

Our marketing efforts may not be successful. • We expect to generate a significant amount of growth from the investments we will make into marketing our product following this offering. However, it is possible that an increased marketing spend by competing brands will diminish our efforts. As a result, for that, or some other reason, our marketing efforts may not generate a significant increase in sales volume. If this is the case, we may be forced to cease this additional marketing spend and reduce our growth rate. A slower growth rate will lengthen the time it takes for us to achieve our revenue goals and reduce the value of the Company, thereby reducing the value of your investment.

The Company depends on a small management team.
Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

We have a limited number of customers today and although we expect to grow our number of customers we may develop a small number of significant accounts which represent a disproportionately large proportion of our revenue.
We currently have a limited number of customers. In the future we expect to grow our number of customers but we may develop a small group of significant customer accounts which may represent a disproportionately large proportion of our revenue. If our current limited group of customers or the limited number of significant accounts we may develop in the future do not pay our receivables or fail to do so in a timely manner our ability to finance operations and our continued growth may be adversely impacted.

Incidents involving illnesses, adverse reactions, tampering, adulteration, contamination or mislabeling of our product or similar products in the marketplace, whether or not accurate, as well as adverse public or medical opinions about the health effects of consuming our products or similar products, could harm our business.
Instances or reports, whether true or not, of food-safety issues, such as food or beverage-borne illnesses, tampering, adulteration, contamination or mislabeling, either during manufacturing, packaging, storing or preparation, have in the past severely injured the reputations of companies offering food and beverage products and could affect us as well. Any report linking us to food-safety issues, such as food or beverage-borne illnesses, tampering, adulteration, contamination, mislabeling or other food or beverage-safety issues could damage our brand value and severely hurt sales of our products and possibly lead to product liability claims, litigation (including class actions) or damages. If customers become ill from food or beverage-borne illnesses, tampering, adulteration, contamination, mislabeling or other food or beverage-safety issues, we could be forced to recall products. In addition, instances of food or beverage-safety issues, even those involving solely the products of competitors or of suppliers or distributors (regardless of whether we use or have used those suppliers or distributors), could, by resulting in negative publicity about us or the food and beverage industry in general, could adversely affect our sales.

Interruption of our supply chain could affect our ability to produce or deliver our products and could negatively impact our business and profitability.
Any material interruption in our supply chain, such as interruptions in service by our third party logistic service providers or common carriers that ship goods within our

distribution channels, natural disasters and other circumstances beyond our control that cause a material disruption in our supply chain could have a negative material impact on our business and our profitability. Additionally, our ability to find qualified suppliers who meet our standards and supply products in a timely and efficient manner is a significant challenge. We may rely on one or very few suppliers. A supplier's failure to meet our standards, provide products in a timely and efficient manner, or comply with applicable laws is beyond our control. These issues, especially for products for which we rely on one or few suppliers, could have a material negative impact on our business and profitability.

We are reliant on single providers for certain suppliers and services which are necessary for our business.
We are reliant on single providers for certain suppliers and services which are necessary for our business. Although we may expand our range of packaging sizes and types, We currently rely on single source providers for certain services and supplies which are necessary for us to operate. For example, we rely on a single water supply packaging partner and a single manufacturer for the renewable paperboard and bio-based caps used in our cartons. Should any single source service provider or manufacturer become unavailable to us for any reason, cease to do business, change their product and service offerings, experience an operational or performance interruption or delay, or increase their pricing, our ability to operate and our profitability could be adversely impacted. Moreover, we may have difficulty finding alternative providers who can perform the same services or provide equivalent supplies on commercially reasonable terms.

The impact of the COVID-19 virus or other events and circumstances beyond our control may impact our business.
The COVID-19 virus and other circumstances beyond our control could adversely impact our ability to operate and to grow our business. In particular, many of our customers and potential customers operate in sectors such as travel, hospitality, higher education, entertainment and performing arts, which have been and continue to significantly impacted by the COVID-19 virus and the impact it has had on consumer behavior. Events such as the COVID-19 which are outside of our control, including pandemics, war, terrorism, acts of God, earthquakes, floods, embargos, riots, sabotages, insurgency, labor shortages or disputes, governmental actions may our customers, limit our growth plans and may adversely impact our suppliers and our operations.

We are committed to donating a portion of our proceeds to charitable causes.
In keeping with our mission, we have committed to donate a portion of the proceeds of our business and operations to charitable causes. Although we believe that our customers are supportive of our charitable giving and our mission will make our products more attractive to consumers than comparable products offered by businesses which do not have a similar charitable mission, our charitable donations will impact our financial results.

Our trademarks, copyrights, and other intellectual property are licensed from a third

party

Our trademarks, copyrights, and other intellectual property are licensed from a third party. We do not own the trademarks, copyrights and other intellectual property used in our business. We license the trademarks, copyrights and other intellectual property used in our business from Everybody Water LLC, a limited liability company which is owned by our founders, pursuant to a 10-year license agreement that is exclusive with respect to the marketing, sale (retail and wholesale) and distribution of non-carbonated, non-flavored water. Everybody Water LLC may license the intellectual property to third parties with respect to other business purposes. The valuation of our business would be higher if we owned the trademarks, copyrights and other intellectual property used in our business. We pay a royalty for that license based on the number of units we sell. The payment of the royalty will negatively impact our financial results. The license may be terminated if we breach the terms of the license agreement, including royalty payment obligations and usage limitations. Any intellectual property we may derive from our usage of the licensed intellectual property will not be owned by us, instead being assigned to and owned by the limited liability company that is our counterparty to the license. There is no assurance that we will be able to renew or extend the license upon its lapse at the end of its 10-year term. Even if we are able to renew or extend the license we may not be able to do so an exclusive basis with respect to the marketing, sale (retail and wholesale) and distribution of non-carbonated, non-flavored water. The renewal or extension of the license on a non-exclusive basis would allow the limited liability company which owns the intellectual property to use the intellectual property itself or to license it to third parties for business activities that may compete with our business. We are reliant on the limited liability company from which we license the trademarks, copyrights and other intellectual property used in our business for protection and enforcement of rights in that intellectual property against third parties. We must bear the costs of any such enforcement. If the limited liability company from which we license the trademarks, copyrights and other intellectual property used in our business is unwilling or unable to enforce such intellectual property the value of our business may be materially impaired. This could also impair the Company's ability to compete in the marketplace.

A portion of the proceeds of the Crowdfunding will be used to repay bridge loans provided by our founders, a loan provided by family members of one of our founders and other obligations arising prior to or in connection with the Crowdfunding.

The Company is seeking to raise up to $1,070,000.00 in this offering and may close on any investments that are made. From the proceeds of the Crowdfunding, provided that the Crowdfunding raises at least $200,000, the Company will repay bridge loans of up to an aggregate of $20,000 provided by our co-founders, Megan Hayes and Kimberly Reilly, in order to the Company’s fund working capital requirements pending the completion of Crowdfunding. Additionally, a portion of the proceeds of the Crowdfunding may be used to repay a loan of $100,000, due December 31, 2021, extended to the Company by certain family members of Megan Hayes, one of our founders. Additionally a portion of the proceeds of the Crowdfunding will be used to pay StartEngine’s fees and professional fees incurred by the Company in connection with the fundraising and to satisfy certain other expenses related to the Crowdfunding or arising in prior periods. These uses of the proceeds of the Crowdfunding will limit the portion of the proceeds which can be used to develop our business and make it more likely that the Company will need to raise additional funds in the future in order to continue and grow operations.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Kimberly Reilly	1,197,000	Series A (Voting) Common Stock	43.89
Megan Hayes	1,197,000	Series A (Voting) Common Stock	43.89

The Company's Securities

The Company has authorized Series B (Non-Voting) Common Stock, and Series A (Voting) Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 219,262 of Series B (Non-Voting) Common Stock.

Series B (Non-Voting) Common Stock

The amount of security authorized is 1,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Series B (Non-Voting) Common Stock.

Material Rights

There are no material rights associated with Series B (Non-Voting) Common Stock.

Series A (Voting) Common Stock

The amount of security authorized is 3,000,000 with a total of 2,727,245 outstanding.

Voting Rights

One vote per share.

Material Rights

There are no material rights associated with Series A (Voting) Common Stock.

What it means to be a minority holder

As a minority holder of Series B Non-Voting Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $200,000.00
  Use of proceeds: purchase product materials, co-packing, pr, marketing, social media ,filming, insurance, legal, trademarks, photography, graphic design, branding package design
  Date: June 18, 2018
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $100,000.00
  Use of proceeds: purchasing product materials, co-packing, PR, marketing, social media, filming, insurance, legal, trademarking, photography, graphic design, branding, package design
  Date: August 01, 2018
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Co-Founder Investment
  Final amount sold: $150,000.00
  Use of proceeds: Co-Founders Megan Hayes and Kim Reilly invested for start-up cost from trademarking, legal, website, package design, permitting, cost of producing and filling cartons, warehousing, and transportation and for additional production runs, transportation, and warehousing after launch.
  Date: January 22, 2021
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2020 was $128,418 which is up from $118,410 in 2019. At the start of 2019, we had just started selling and building our brand (December 2018) and began to sell in greater earnest in Q1 2019. We were really getting rolling by the second half of 2019. Overall in 2019 we generated $118,410 in revenue of which 70% came from the second half of the year. Growth in 2019 was driven organically by our founders in their home markets of suburban Boston and Stowe, VT, and was encouraged by several positive press features which led to interest by large-volume, high-end hotel accounts, and corporate accounts, as well.

The lessons learned in 2019 helped us better focus our efforts to gain visibility and brand awareness while also introducing us to decision-makers for high-volume accounts at hotels, corporate accounts, and entertainment venues. Indeed, we had our best months in Q1 2020 before COVID which certainly set us back in Q2, but our Q3 numbers were back up. By Q3 2020, our YTD year-over-year revenues were up despite the significant impact of COVID on hospitality, corporate offices, performing arts, fitness, restaurants, events, and universities. Overall in 2020, we beat 2019 revenue by nearly 9% in the midst of the pandemic that shuttered the hospitality industry.

Cost of sales

Comparing our cost of goods sold from 2019 to 2020 we see that our cost of goods decreased by more than 46% year over year. In 2019, we had a significant inventory adjustment of $27k in Q4. However, even if we remove this, the cost of goods sold has decreased by 37% even with increased revenue. This shows greater efficiency which management has been able to achieve by working with key vendors (packaging supplier and co-packer) to understand and improve our supply chain.

Gross margins

In 2020, gross profit increased by over $62k compared to 2019. Gross margins increased by 47% from 18% in 2019 to 65% in 2020.

Expenses

The Company's expenses consist of, among other things, advertising and marketing expenses, fees for professional services, donations of product expense for promotional purposes, insurance expenses, and shipping and storage expenses. Expenses in 2020 decreased by $121k from 2019. Professional fees increased in 2020 by $25k, yet we had $80k less spend for G&A as well as numerous vendor credits in marketing that drove a decrease in marketing and advertising of $55k.

Historical results and cash flows:

We believe historical results and cash flows are not representative of future activities at Everybody Water. We launched Everybody Water in 2018 and spent 2019 setting up operations, ensuring state compliance, and establishing our supply chain and co-packer partners. In 2020, despite the pandemic, we saw growth in sales. We are experiencing continued growth in 2021.

The past three years have been different from one another in terms of which expenses were the most cash flow intensive. Below identifies the focus and the greatest cash consumption areas and what we believe to expect ahead.

In 2018 and 2019, we focused efforts and resources on establishing operations, product, and compliance. We began to produce water and had first sales in Q4 2019, but the major cash consumers while we got started were:

-Branding & Marketing - logo, trademarks, website development, packaging design, label copy, and edits

-Startup costs - permitting in states to be able to sell water

-Professional Services including legal support for state permitting, operating agreements, investment documents label reviews to ensure FDA and state compliance, setup of corporate structure, and trademarks

-Travel - trips to visit water projects in Honduras and Bangladesh to capture video and photo content

-Videography & Photo - invested in quality imagery for sales and marketing

In 2019 we also had significant expenses related to warehousing and transportation. We expect those expenses to increase over time relative to sales volume.

We launched into 2020 with a focus on moving from startup mode to sales mode. As such, our efforts and resources since have been more focused on inventory, logistics, and sales operations. Inventory purchases require significant cash. In 2020, we saw a significant decline in travel expenses due to Covid and were able to secure credits with partners to more than offset marketing expenses. We have two major suppliers, each single source, Tetra Pak (for our cartons) and our water supply packaging partner. Whenever we do additional runs to secure product, we commit significant cash in the purchasing of paper and co-packing. Transportation and warehousing require additional cash consumed by working capital. Assuming the company continues to grow into new channels and markets, we expect to continue to have marketing expenses related to creative content, advertising and pr, as well as increased sales and operation expenses, and licensing fees to Everybody Water LLC. Due to the Covid-19 pandemic in 2020, sales were greatly hindered by shutdowns of hotels, events, fitness, corporate offices, and many other businesses. We did grow throughout this period with new accounts and re-openings of existing accounts.

We have raised some startup capital via convertible notes to establish the brand and operations. These funds have supported our operations to date. Over the next few years, we plan to raise capital to ramp up sales and marketing.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Current Capital Resources:

The company plans to use the proceeds from the offering to execute its business and marketing plan. We are presently gaining more and more interest and accounts. Progress in 2020 was slowed by the Covid closures, yet we are seeing an uptick in sales volume as the hospitality industry gains momentum and expect a continued increase in sales activity with the reopening of industries and the warmer season. The company is presently operating at a net loss and requires the continued infusion of new capital to continue business operations. In the event that the company is successful in this offering at the maximum level, we believe that we will have enough capital to operate and grow the business through Q2 2022 and will seek to continue raising capital after hitting additional milestones.

The proceeds from the crowdfunding offering will be used right away to invest in marketing to grow our sales and gain more market shares in our industry. If we meet our maximum target, the proceeds could allow us to hit numerous milestones in our sales and marketing strategy. In 2018 and 2019 we invested heavily in our branding and in regulatory compliance to lay the foundation for successful growth. The proceeds from the offering will be used strategically to increase sales and fund inventory working capital to support growth.

Our co-founders, Megan Hayes and Kimberly Reilly, who together also hold a majority of the Company's voting stock and are our officers and directors, provided bridge loans of up to an aggregate of $20,000 to fund our working capital requirements pending the completion of Crowdfunding. These loans has been fully drawn as of the date the Crowdfunding raise is initiated. These loans have a 5-year term and a 2% interest rate, however, if the Crowdfunding raises at least $200,000, these loans are required to be repaid and will no longer be available to the Company. Should the Crowdfunding raise at least $200,000, a portion of the proceeds will be used to repay these bridge loans to our co-founders.

Rita and Benedict Olk, family members of our co-founder, Megan Hayes, provided a loan of $100,000 to fund our working capital requirements. This loan is due December 31, 2021 and carries a 3.5% interest rate. Proceeds of the Crowdfunding raise may be used to repay this loan.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from StartEngine will be coming in at a turning point for our company. We will be deploying the capital to execute our go-to-market strategy and repay indebtedness.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

As with many startups, our next round of funding will be critical to continue to execute our growth plans. We feel that StartEngine, in addition to the capital, will be useful for us in driving brand advocacy and brand awareness. A raise via StartEngine will yield capital and expose us to brand ambassadors across the country.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The Company's average monthly burn rate in 2020 has been $3,500. With sales accelerating, we anticipate an average burn rate for the remainder of 2020 to be approximately $2,000 per month. Based on this we predict we could operate for 5 months if we raise our minimum.

How long will you be able to operate the company if you raise your maximum funding goal?

Based on our attached financial model we predict we could operate for 14 months. Expenses relate to StartEngine fees, inventory and other sales, operating and marketing expenses. Proceeds will also be used to repay indebtedness.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We will continue to explore options to find capital that is the best fit for us. We may seek additional crowdfunding, lines of credit, loans, purchase order loans, and/or explore a SEED round with angel investors.

Indebtedness

- **Creditor:** Kimberly Reilly
  Amount Owed: $10,000.00
  Interest Rate: 2.0%

- **Creditor:** Megan Hayes
  Amount Owed: $10,000.00
  Interest Rate: 2.0%

- **Creditor:** Rita and Benedict Olk
  Amount Owed: $100,000.00
  Interest Rate: 3.5%

Related Party Transactions

- **Name of Entity:** Everybody Water LLC
  Names of 20% owners: Kimberly Reilly and Megan Hayes
  Relationship to Company: Everybody Water, LLC is owned by Megan Hayes and Kimberly Reilly, each of whom is a founder, officer, director and executive

employee of the Company and who, together, hold a majority of all of the Series A Voting Stock of the Company. Everybody Water, LLC is a minority holder of the Series A Voting Common Stock of the Company. Everybody Water, LLC is also the owner of all of the intellectual property used in the Company's business and the Company holds significant debt of and may extend additional loans to Everybody Water, LLC.
Nature / amount of interest in the transaction: On December 30, 2020, the Company entered into a promissory note agreement with Everybody Water LLC in which Everybody Water LLC promises to pay the Company $300,000 plus interest.
Material Terms: Interest accrues on the promissory note at 0.48% per annum. The promissory note is due and payable on December 31, 2025, provided that Everybody Water LLC may extend the maturity date to December 31, 2030. The loan is an unsecured, non-guaranteed obligation of Everybody Water LLC.

- **Name of Entity:** Everybody Water LLC
  Names of 20% owners: Kimberly Reilly and Megan Hayes
  Relationship to Company: Everybody Water, LLC is owned by Megan Hayes and Kimberly Reilly, each of whom is a founder, officer, director and executive employee of the Company and who, together, hold a majority of all of the Series A Voting Stock of the Company. Everybody Water, LLC is a minority holder of the Series A Voting Common Stock of the Company. Everybody Water, LLC is also the owner of all of the intellectual property used in the Company's business and the Company holds significant debt of and may extend additional loans to Everybody Water, LLC.
  Nature / amount of interest in the transaction: On December 30, 2020, the Company entered into a revolving loan and note agreement with Everybody Water LLC. in which the Company agrees to make cash advances to Everybody Water LLC not to exceed $150,000.
  Material Terms: Advances under the revolving loan and note agreement accrue interest at 0.15% per annum and are due and payable on December 31, 2025, provided that Everybody Water LLC may extend the maturity date to December 31, 2030. The revolving loan and note agreement is an unsecured, non-guaranteed obligation of Everybody Water LLC.

- **Name of Entity:** Megan Hayes
  Relationship to Company: Director, Officer, 20%+ Owner, and Promoter
  Nature / amount of interest in the transaction: Megan Hayes is a founder, officer, director and executive employee of the Company. Megan Hayes and the Company's other founder, Kimberly Reilly, together hold a majority of all of the Series A Voting Stock of the Company. Megan Hayes and the Company's other Founder, Kimberly Reilly, are the owners of Everybody Water, LLC. Everybody Water, LLC is the owner of all of the intellectual property used in the Company's business and the Company holds significant debt of and may extend additional loans to Everybody Water, LLC.
  Material Terms: As an owner of Everybody Water, LLC, Megan Hayes is an

indirect beneficiary of the transactions entered into between the Company and Everybody Water, LLC. Everybody Water, LLC owns all of the intellectual property used in the Company's business and will own all of the intellectual property developed in the future in connection with the Company's business. That intellectual property is licensed by Everybody Water LLC to the Company in exchange for a royalty on the Company's sale of packaged water equal to 2 percent of the Company's net profits. The license has a 10-year term and is granted to the Company on an exclusive basis respect to the marketing, sale (retail and wholesale) and distribution of non-carbonated, non-flavored water. The Company also holds a promissory note, principle amount $300,000, issued by Everybody Water, LLC and the Company is a lender to Everybody Water, LLC pursuant to a revolving credit facility of up to principle amount $150,000. The promissory note and line of credit are unsecured, non-guaranteed obligations of Everybody Water LLC. Megan Hayes provided a bridge loan of up to $10,000 to fund the Company's working capital requirements pending the completion of Crowdfunding. This loan has a 5-year term and a 2% interest rate, however, if the Crowdfunding raises at least $200,000, this loans are required to be repaid.

- **Name of Entity:** Kimberly Reilly
  Relationship to Company: Director, Officer, 20%+ Owner, and Promoter
  Nature / amount of interest in the transaction: Kimberly Reilly is a founder, officer, director and executive employee of the Company. Kimberly Reilly and the Company's other founder, Megan Hayes, together hold a majority of all of the Series A Voting Stock of the Company. Kimberly Reilly and the Company's other Founder, Megan Hayes, are the owners of Everybody Water, LLC. Everybody Water, LLC is the owner of all of the intellectual property used in the Company's business and the Company holds significant debt of and may extend additional loans to Everybody Water, LLC.
  Material Terms: As an owner of Everybody Water, LLC, Kimberly Reilly is an indirect beneficiary of the transactions entered into between the Company and Everybody Water, LLC. Everybody Water, LLC owns all of the intellectual property used in the Company's business and will own all of the intellectual property developed in the future in connection with the Company's business. That intellectual property is licensed by Everybody Water LLC to the Company in exchange for a royalty on the Company's sale of packaged water equal to 2 percent of the Company's net profits. The license has a 10-year term and is granted to the Company on an exclusive basis respect to the marketing, sale (retail and wholesale) and distribution of non-carbonated, non-flavored water. The Company also holds a promissory note, principle amount $300,000, issued by Everybody Water, LLC and the Company is a lender to Everybody Water, LLC pursuant to a revolving credit facility of up to principle amount $150,000. The promissory note and line of credit are unsecured, non-guaranteed obligations of Everybody Water LLC. Kimberly Reilly provided a bridge loan of up to $10,000 to fund the Company's working capital requirements pending the completion of Crowdfunding. This loan has a 5-year term and a 2% interest rate, however, if the Crowdfunding raises at least $200,000, this loans are required to be repaid.

- **Name of Entity:** Everybody Water LLC
  Names of 20% owners: Kimberly Reilly and Megan Hayes
  Relationship to Company: Everybody Water, LLC is owned by Megan Hayes and Kimberly Reilly, each of whom is a founder, officer, director and executive employee of the Company and who, together, hold a majority of all of the Series A Voting Stock of the Company. Everybody Water, LLC is a minority holder of the Series A Voting Common Stock of the Company. Everybody Water, LLC is also the owner of all of the intellectual property used in the Company's business and the Company holds significant debt of and may extend additional loans to Everybody Water, LLC.
  Nature / amount of interest in the transaction: Pursuant to a license agreement entered into on November 13, 2020, the Company licenses all of the intellectual property used in its business from Everybody Water, LLC in exchange for a royalty of 2% of the Company's gross sales.
  Material Terms: The Company is granted an exclusive license with respect to the marketing, sale (retail and wholesale) and distribution of non-carbonated, non-flavored water. Everybody Water LLC may license the intellectual property to third parties with respect to other business purposes. The license has a term of 10 years and may be terminated early for breach or the insolvency or bankruptcy of the Company. The license requires that all intellectual property developed by the Company during the term of the license is assigned to Everybody Water, LLC. Any such newly created IP will then be licensed back to the Company pursuant to the license with respect to the marketing, sale (retail and wholesale) and distribution of non-carbonated, non- flavored water. Pursuant to the license the Company shall be responsible for Everybody Water, LLC's costs of maintaining and protecting the licensed intellectual property during the term of the license. developed by the Company during the term of the license is assigned to Everybody Water, LLC. Any such newly created IP will then be licensed back to the Company pursuant to the license with respect to the marketing, sale (retail and wholesale) and distribution of non-carbonated, non- flavored water. Pursuant to the license the Company shall be responsible for Everybody Water, LLC's costs of maintaining and protecting the licensed intellectual property during the term of the license.

- **Name of Entity:** Rita and Benedict Olk
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: Family members of our co-founder, Megan Hayes, provided a loan of $100,000 to fund our working capital requirements.
  Material Terms: This loan is due December 31, 2021 and carries a 3.5% interest rate. Proceeds of the Crowdfunding raise may be used to repay this loan.

Valuation

Pre-Money Valuation: $13,308,955.60

Valuation Details:

As an early stage company, we know that our value is driven by future market capture, market adoption, and execution. As a founding team, we know the challenges a startup team faces and we are ready for another challenge.

Our valuation of $13.3MM is driven by our detailed forward-looking business model. The forward-looking projections are based on a detailed analysis of the market, our ability to uniquely approach the market through the hospitality industry and high-end retail to increase market share, and a detailed assessment of the operating expenses needed to support the revenue growth.

Key drivers in the model:

Revenue

-Driven by speed in which we enter new markets which are composed of hotels, corporate accounts, and high-end take out establishments. Each market also has a set number of events.

-Each of hotels, corporates, and take-outs has defined turns per month of product

-We ramp up within each market to our full penetration in that market over the course of 8 quarters.

COGS

-Driven by volume by channel (eCommerce, Direct, Distributor)

-Captures product, shipping, warehousing, etc.

OpEx

-Driven primarily by headcount (expenses dependent on heads) and sales & marketing activity (expenses tied to revenue or volume)

-The valuation is calculated as a multiple of revenue. Our $13.3MM valuation is a 4x revenue multiple of year three revenue discounted back to present value using an 18% discount rate. The 4x multiple is, we feel, conservative based off of revenue multiples from comparative offerings on the StartEngine platform in the food and beverage category and comps in the broader market. Our analysis of revenue multiple used nine comps from StartEngine ranging from 3x revenue to more than 100x revenue. We also gathered information from the broader market which had revenue multiples from 1.6x to 5.1x revenue.

The company determined its valuation internally without a formal third-party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *StartEngine Premium Deferred Fee*
  96.5%
  StartEngine Premium Deferred Fee

If we raise the over allotment amount of $1,069,998.56, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  35.5%
  Marketing related to E-commerce, PR, Social, and Digital Advertising, and sponsorships to attract new consumers to our brand for conversion. Focused on growing brand within the Northeast and expanding in key national markets.

- *Operations*
  18.0%
  Working capital for operating expenses, sales team incentives, and salaries to fuel a significant pipeline of business.

- *Inventory*
  43.0%
  Continue to build up inventory to support pipeline of current customers and scale for new customer.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at everybodywater.com (www.everybodywater.com/investor).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/everybody-water

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Everybody Water, Inc.

[See attached]

EVERYBODY WATER INC.
A Delaware Corporation

Financial Statements (Unaudited) and
Independent Accountants' Review Report

December 31, 2020 and 2019

EVERYBODY WATER INC.

Years Ended December 31, 2020 and 2019

Table of Contents

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

FRUCI & ASSOCIATES II
A Professional Limited Liability Company

To Management of Everybody Water Inc.
Cohasset, Massachusetts

We have reviewed the accompanying financial statements of Everybody Water Inc. ("the Company"), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from inception and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustment that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Fruci & Associates II, PLLC

Spokane, Washington
May 5, 2021

EVERYBODY WATER INC.
BALANCE SHEETS
(As of December 31, 2020 and 2019)

	2020	2019
Assets		
Current assets		
Cash and cash equivalents	$ 5,390	$ 527
Accounts Receivable	4,844	10,549
Inventory	121,356	16,878
Total current assets	131,590	27,954
Intangible assets, net	38,458	50,154
Total assets	$ 170,048	$ 78,108
Liabilities and stockholders' equity		
Current liabilities		
Accounts payable	$ 232,200	$ 144,342
Accrued interest	4,161	24,952
Charitable contributions payable	-	3,473.00
Related party convertible notes payable	-	300,000
Total current liabilities	236,361	472,767
Total liabilities	236,361	472,767
Commitments and contingencies (Note 7)	-	-
Stockholders' equity		
Common stock, 3,000,000 authorized and 2,727,245 and 0 issued and outstanding at December 31, 2020 and 2019, respectively.	273	-
Additional paid-in capital	447,855	111,403
Accumulated deficit	(514,441)	(506,062)
Total stockholders' equity	(66,313)	(394,659)
Total liabilities and stockholders' equity	$ 170,048	$ 78,108

The accompanying notes are an integral part of these financial statements.

EVERYBODY WATER INC.
STATEMENTS OF OPERATIONS
(For the Years Ended December 31, 2020 and 2019)

	2020	2019
Revenue		
Sales, net	$ 128,418	$ 118,410
Cost of goods sold	44,047	96,966
Gross profit	84,371	21,444
Operating expenses		
General and administrative	113,433	193,040
Professional fees	60,358	34,386
Advertising and marketing	(25,597)	30,068
Amortization	11,696	11,276
Travel	386	10,474
Rent	375	1,875
Total operating expenses	160,651	281,119
Loss from operations	(76,280)	(259,675)
Other income (expense)		
Refund on damaged inventory	77,228	-
Other Income	2,150	-
Other Expense	(210)	-
Interest expense	(11,267)	(26,238)
Total other income (expense)	67,901	(26,238)
Net loss before income taxes	(8,379)	(285,913)
Provision for income taxes	-	-
Net loss	$ (8,379)	$ (285,913)

The accompanying notes are an integral part of these financial statements.

EVERYBODY WATER INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(For the Years Ended December 31, 2020 and 2019)

	Common Stock		Additional	Accumulated	Total Stockholders'
	Shares	Amount	Paid-in Capital	Earnings (Deficit)	Equity
Balance on December 31, 2018	-	$ -	$ 65,878	$ (220,149)	$ (154,271)
Stockholders' Contributions			45,525		45,525
Net loss	-	-	-	(285,913)	(285,913)
Balance on December 31, 2019	-	-	111,403	(506,062)	(394,659)
Stockholders' Contributions	-	-	506	-	506
Issuances for conversion of debt	67,245	7	336,212	-	336,219
Acquition of Everybody Water LLC	2,660,000	266	(266)	-	-
Net loss	-	-	-	(8,379)	(8,379)
Balance on December 31, 2020	2,727,245	$ 273	$ 447,855	$ (514,441)	$ (66,313)

The accompanying notes are an integral part of these financial statements.

EVERYBODY WATER INC.
STATEMENTS OF CASH FLOWS
(For the Years Ended December 31, 2020 and 2019)

		2020		2019
Cash flows from operating activities				
Net loss	$	(8,379)	$	(285,913)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:				
Amortization expense		11,696		11,276
Changes in operating assets and liabilities:				
Accounts receivable		5,705		(10,229)
Inventory		(104,478)		81,790
Accounts payable		87,858		126,013
Accrued interest		15,428		17,082
Charitable contributions payable		(3,473)		3,473
Net cash provided (used) by operating activities		4,357		(56,508)
Cash flows from investing activities				
Payments for the purchase of intangible assets		-		(9,448)
Net cash used by investing activities		-		(9,448)
Cash flows from financing activities				
Proceeds from shareholder contributions		506		45,525
Net cash provided by financing activities		506		45,525
Net increase (decrease) in cash and cash equivalents		4,863		(20,431)
Cash and cash equivalents, beginning		527		20,958
Cash and cash equivalents, ending	$	5,390	$	527
Supplemental cash flow information:				
Cash paid during the period for:				
Interest	$	9,156	$	-
Income taxes	$	-	$	-
Non-cash Financing Activities				
Issuance of stock for convertible debt	$	336,212	$	-
Issuance of stock for Everybody Water LLC	$	266	$	-

The accompanying notes are an integral part of these financial statements.

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Everybody Water Inc. ("the Company") was incorporated on November 3, 2020 under the laws of the State of Delaware, and is headquartered in Cohasset, Massachusetts. The Company was formed for the purpose of taking over the operations of Everybody Water LLC, a minority shareholder of the Company. Everybody Water LLC was organized as a limited liability company on April 21, 2017. The Company produces and sells premium water packaged in a carton and has a mission to help fund sustainable clean water and sanitation infrastructure projects.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue only when all of the following criteria have been met:
- Persuasive evidence of an arrangement exists;
- Delivery has occurred or services have been rendered;
- The fee for the arrangement is fixed or determinable; and
- Collectability is reasonably assured.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

> *Level 1* - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts of assets and liabilities are reported in the balance sheets approximate their fair value.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. As of December 31, 2020 and 2019, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits. No losses have been recognized as a result of these excess amounts.

Accounts Receivable and Allowance for Uncollectible Accounts

The Company recognizes an allowance for losses on accounts receivable deemed to be uncollectible. The allowance is based on an analysis of historical bad debt experience as well as an assessment of specific identifiable customer accounts. As of December 31, 2020 and 2019, the Company determined no allowance for uncollectible accounts was necessary.

Inventory

Inventory is stated at the lower of cost or market value and is account for using the first-in-first-out method ("FIFO"). The Company analyzes inventory for any potential obsolescence, and records impairment and obsolescence reserve against inventory as deemed necessary. During the periods ended December 31, 2020 and 2019, the Company determined no such impairment charge necessary.

Intangibles

Intangible assets purchased or developed by the Company are recorded at cost. The Company reviews the recoverability of intangible assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was considered necessary as December 31, 2020 and 2019.

Advertising costs

The Company's advertising costs are expensed as incurred. During the years ended December 31, 2020 and 2019, the Company recognized $(25,597) and $30,068 in advertising (refunds) costs, respectively, recorded under the heading 'Advertising and marketing' in the statements of operations.

Shipping and Handling Costs

Shipping and handling costs are expensed as incurred. The Company recognized shipping and handling costs of $12,276 and $32,193 during the years ended December 31, 2020 and 2019, respectively, recorded under the heading 'General and administrative' in the statements of operations.

Income Taxes

Prior to the Company incorporating as a C Corporation as of November 3, 2020, operations were conducted under Everybody Water LLC, a limited liability company, and treated as a partnership for federal and state income tax purposes. The Company's taxable income or loss is allocated to its members in accordance with their respective percentage of ownership. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements prior to corporation. The Company files income tax returns in the U.S. federal jurisdiction and the Massachusetts jurisdictions, as applicable. Tax returns filed with the Internal Revenue Service ("IRS") are subject to statute of limitation of three years from the date of the return, and as such, tax returns for yours 2017 through 2019 remain open to potential examination.

As of November 3, 2020, the Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances, and information available at the reporting date. In accordance with ASC 740-10 for those tax positions where there is a great than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

In December 2017, the Tax Cuts and Jobs Act (the "Tax Act") was enacted into law and the new legislation contains several key tax provisions that affected the Company, including a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. The Company is required to recognize the effect of the tax law changes in the period of enactment and state income tax with effective rate of 8%, such as determining the transition tax, remeasuring deferred tax assets and liabilities, as well as reassessing the net realizability of our deferred tax assets and liabilities. There were no significant changes to the Company's income tax accounts as a result of the Tax Act. The federal net operating loss carryforward from 2020 is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The following table outlines the estimated deferred tax assets of the Company as of December 31:

	2020
Deferred tax asset:	
Net operating loss carryforward	$ 2,430
Total deferred tax asset	2,430
Valuation allowance	(2,430)
Deferred tax asset, net	$ -

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Subsequent Events

The Company has evaluated subsequent events through May 5, 2021, the date these financial statements were available to be issued.

On February 26, 2021, Everybody Water, Inc. amended its Certificate of Incorporation to increase the total authorized shares to 4,000,000 shares of Common Stock, par value $0.0001 per share, of which 3,000,000 shares are designated as Series A Common Stock and 1,000,000 shares are designated as Series B Common Stock. The shares of Common Stock outstanding on the date of the amendment were redesignated as Series A Common Stock. The only difference between the Series A Common Stock and the Series B Common stock is that the Series B Common Stock lacks voting rights. Prior to the proposed Regulation Crowdfunding fundraising round no Series B Common Stock has been issued or is outstanding.

NOTE 2 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of approximately $514,441 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 3 – INTANGIBLE ASSETS

Intangible assets consist of the following as of December 31:

	2020	2019
Website costs	$ 31,329	$ 31,329
Trademarks	31,460	31,460
	62,789	62,789
Accumulated amortization	(24,331)	(12,635)
Intangible assets, net	$ 38,458	$ 50,154

Amortization expense for the years ended December 31, 2020 and 2019, was $11,696 and $11,276, respectively.

NOTE 4 – RELATED PARTY TRANSACTIONS & STOCKHOLDERS' EQUITY

During the years ended December 31, 2020 and 2019, the Company's two founding stockholders contributed funds for operations in the amounts of $506 and $45,525, respectively.

The Company issued two related party convertible notes payable for cash proceeds of $300,000 in 2018, which were converted into stock during the current year.

NOTE 5 – RELATED PARTY CONVERTIBLE NOTES PAYABLE

The related party convertible notes payable of $300,000 as of December 31, 2019, are convertible into equity units of the Company, bear interest at a rate of 5.00% per annum and mature 24-48 months from the date of issuance, as defined in the individual agreements and associated amendments. The outstanding balances on these two related party convertible notes may be converted upon the following:

1. Upon the Company receiving cash of no less than $1,000,000 through an equity security financing, the security will be automatically converted into equity units of the Company at a price equal to 80% of the price per unit at which the equity security financing was obtained.
2. Upon maturity, holders may elect at any time to convert the security to equity units of the Company at a price per unit implied by a $5,000,000 valuation of the number of equity units then issued and outstanding.

During 2020, related party convertible notes and accrued interest fully converted into common stock.

The Company recognized interest expense of $11,267 and $26,238 during the years ended December 31, 2020 and 2019, respectively, including $11,267 and $17,082 in interest on related party borrowings during the years then ended.

NOTE 6 – COMMON STOCK

As of December 31, 2020, the company had 3,000,000 shares authorized with 2,727,245 shares issued and outstanding. On November 3, 2020, the Company authorized 3,000,000 shares of common stock with a par value of $0.0001 per share. As of December 31, 2019, the Company had no shares of common stock authorized or outstanding.

On November 13, 2020, the Company entered into an asset purchase agreement with Everybody Water LLC and issued 2,660,000 shares of common stock in consideration for all assets and assumption of liabilities of Everybody Water LLC.

On November 30, 2020, the Company's two related party convertible notes and accrued interest equaling $336,219 were converted into 67,245 shares of common stock.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Everybody Water

Premium Water for Uplifting Women


water
with a

Website · Cohasset, MA · FOOD & BEVERAGE

$169,735 raised

81 Investors	**$13.3M** Valuation
$4.88 Price per Share	**$248.88** Min. Investment
Common Shares Offered	**Equity** Offering Type
$1.07M Offering Max	**Reg CF** Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Everybody Water is a women-owned for-profit company disrupting the packaged water business with social impact as its cornerstone. Offering premium water in a 16.9 oz carton alternative to a plastic bottle, our mission is to support sustainable clean water infrastructure projects that bring running water directly into homes for the first time, dramatically impacting communities and transforming the lives of women & girls.

Overview | Team | Terms | Updates 21 | Comments | Follow

Reasons to Invest

- LARGE MARKET POTENTIAL: Revenue in U.S. bottled water segment was over $70 billion in 2021 and the #1 selling beverage over the last 5 years. The market is expected to grow annually by 8.2% through 2025. Even capturing a niche market within this industry could represent significant sales.
- WE ARE DIFFERENT: Within the huge market of packaged water, we distinguish ourselves by offering a product that is culturally relevant working with customers that support our values. By offering customers the opportunity to make a statement with the water they choose, we bring water that is unique to the marketplace. In addition to our mission and carton packaging, our customers also support us because we are a women-owned small business with a unique story. 70% of all consumers will pay 35% more for sustainable and environmentally responsible brands.
- BE PART OF A SOCIAL IMPACT BRAND: Our for-profit company is dedicated to a mission to donate a portion of revenues to non-profit organizations supporting clean water projects that bring clean running water into homes for the first time, dramatically impacting the lives of women and girls so they no longer have to collect water and have the time to attend school, earn incomes, and thrive. 92% of Gen-Z and 90% Millennials support brands with purpose.



Rewards

Get rewarded for investing more into Everybody Water:

$248+
Investment
StartEngine Owner's Bonus
This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

$500+
Investment
It Begins with Everybody
20% discount on an order or subscription of 12-pack cases of Everybody Water

$1,000+
Investment
Water with a Heart
20% discount on an order or subscription of 12-pack cases of Everybody Water + 5% bonus shares.

$2,500+
Investment
Let's Create a Ripple Effect
20% discount on an order or subscription of 12-pack cases of Everybody Water + 7% bonus shares.

$5,000+
Investment
Collective Impact
20% discount on an order or subscription of 12-pack cases of Everybody Water + 10% bonus shares.


a new
generation





OUR STORY

a grassroots story



More than three years ago, co-founders and neighbors, Kimberly and Megan, began their journey with the intention to create a business that could impact some of the millions of lives of women and girls whose growth potential is stunted by one of the world's biggest problems: lack of accessible clean water in the home. What kind of a business could they create with a mission to support water infrastructure projects that dramatically impact entire communities while helping women & girls to no longer have to collect water so they may instead attend school, earn incomes and thrive? What kind of a product could excite a new generation and be an easy way to make a statement about change?

Then the idea came...a new brand of water. Everybody Water was envisioned as a chic, everyday product that would not only offer alternatives to a plastic water bottle but also offer the opportunity to support a brand with a mission to help bring running water into people's homes for the first time and end the walk for water. With enormous grassroots support beginning in their local community that has grown throughout New England and beyond, Kimberly and Megan have found customers in forward-thinking companies that want to make a statement about what matters to them...and they can do so with the water they choose. We're building a community of businesses that wants to change the lives of women & girls .... and the impact we've seen possible with clean water projects is incredible.

THE PRODUCT

water with a heart®



$10,000+
Investment

Forward Thinking

20% discount on an order or subscription of 12-pack cases of Everybody Water +15% bonus shares + Join the founders for drinks and oysters at one of our all time favorite local customers, Island Creek Oysters Raw Bar, Duxbury, MA.

$25,000+
Investment

Make Amazing Change Happen

20% discount on an order or subscription of 12-pack cases of Everybody Water + 20% bonus shares + Join the founders for dinner at Boston's hottest new rooftop restaurant, Contessa, at the Newbury Hotel, one of our most exciting new customers.

Our refreshing, premium water is filtered by reverse osmosis. Customers tell us they love the taste.

We source our unflavored water from a community system that flows directly into our filling facility where it goes through a multi-step filtration system to meet our taste standards. We don't believe it is sustainable to be hauling around water in trucks from one place to another so we believe sourcing water where we package and filtering on-site makes a lot of sense.

Cartons are 100% recyclable.

Over 73.6 million households across the United States have access to carton recycling.

The paper in our paperboard is a renewable material sourced from forests where trees are replenished and keep on growing.

100% of the paper in our Tetra Pak® cartons is certified by the Forest Stewardship Council® and can be traced back to a responsibly managed forest.

Our cartons are BPA-free and Non-PET.

Our bio-based plastic caps from Tetra Pak® are made from sugarcane, a renewable resource.
This helps to reduce the overall carbon footprint of the carton.

Everybody Water believes it's not enough to say you're recyclable.

We consider the entire product lifecycle including how our cartons compare in the sourcing of raw materials, manufacturing processes, and transport requirements to that of aluminum cans and plastic bottles. The renewable materials in the carton lower the carbon footprint because they preserve natural resources. The trees and sugarcane used to make our cartons absorb CO_2 and release oxygen, resulting in fewer greenhouse gases.

The unfilled paperboard in our cartons is transported from the factory in paper rolls to the filling location which takes up much less space than unfilled round jars or bottles, significantly reducing the amount of trucks on the road and the associated CO_2 emissions.

Also, our carton package's lightweight paper-based structure delivers additional high transport efficiency compared to metal and glass packs, saving fuel during transport. When round jars or bottles are packed for transport, there are gaps between each unit. Our square and rectangular packages lie flat against one another, making maximum use of the space in the truck. That means fewer trucks are needed to transport our cartons than round jars or bottles.

Everybody Water is produced by a women-owned small business.

Dedicated to donating portions of revenue to supporting clean water infrastructure projects that bring water directly into homes to uplift women and girls globally so they no longer have to walk for water and instead can attend school, earn incomes, and thrive.



a water that is ***meeting our times***

- alternative to plastic water bottles
- social impact
- empowering women & girls
- UN's sustainable development goals
- support of women-owned small businesses
- brands with unique stories



THE MARKET

bottled water is a ***multi-billion*** dollar industry

bottled water market	no.1 selling beverage	2021-2025 est. YoY growth
$70 BILLION	#1 for 5 years	8.02%

source 1, source 2, source 3







SALES CHANNELS

wide variety of verticals

cafes | juice bars | universities | fitness studios | events

hotels & resorts | spas | hospitals | corporate | transportation

HOW WE DO IT

our go-to-market strategy is *different* than most food and beverage brands

We are not lost in the grocery aisles. Our initial focus is selling to customers who make a statement with Everybody Water, often as their exclusive water. Many highlight Everybody Water, invest in marketing campaigns, and get attention from the press...furthering awareness of the brand.



Our customers create powerful content like this video made with Levitate Surf Brand and Music Festival.


BOSTON HARBOR HOTEL

Boston's iconic Boston Harbor Hotel produced this video to highlight their commitment to women on International Women's Day.

OUR CUSTOMERS

forward thinking people & businesses who support *change*

Everybody Water customers are modern. They are environmentally and socially conscious people and brands who identify with mission-based businesses and are discerning in what they support. Authentic in purpose, our customers are also drawn to the clean and smart aesthetics of the Everybody Water brand. The businesses we partner with are willing to pay a little more for a better package, aesthetically beautiful design, and a compelling social mission that they recognize will also resonate with their customers.

"92% of *Gen Z* and 90% of *Millenials* support brands with purpose."









Source


BRIAN MCLAUGHLIN

partnerships with top-tier companies

"Perfectly aligned partnerships are difficult to find. Hotel Jerome, Auberge Resorts Collection has been fortunate to link up with Everybody Water, finding a deep connection for both the product and the mission they are bringing forth to market. We are excited about sharing our intentional values of community, education and making the world a better place together, one carton at a time."

- David Arraya

General Manager Hotel Jerome, Aspen, Co

Source

Notable customers include five-star and boutique hotels, such as the Fairmont Copley Hotel, The Newbury Hotel, and several Auberge Resort Properties, as well as highly-respected businesses and institutions such as the Boston Ballet, lululemon, Boston Children's Hospital, MIT, and Boston Private. We are popular among trendy fitness studios, juice bars, cafes, and specialty markets.

official water of high-profile events


everybody.
WATER.

Everybody Water has been sought after to be the official water at some of the largest and most high-profile events in New England with dynamic activations as organizers look to elevate their messaging.


BOSTON COMMON
lululemon
Figawi
Thanks for having us, @rb10kforwomen
BOSTON 10K for WOMEN


everybody.
WATER.
water with a
drinking water

OUR TRACTION

Since our grassroots launch in 2019, Everybody Water quickly acquired major corporate and hospitality accounts within the first year. In one year of business, we quadrupled seasonal sales and distribution in premier resort areas like Nantucket and Martha's Vineyard and launched in Aspen, Co.

Despite all the challenges faced by the shutdowns of Covid-19, we still grew by 9% in 2020 and have established new accounts and relationships as businesses fully re-open in 2021.

2020
premier resort growth

4X

We are presently the official in-room water at 19 of the most exclusive five-star and boutique hotels, many top hotels named by Forbes and Conde-Nast. We partner with leading brands, large and small, and have developed strong relationships with customers that fit with the values of our brand.

water for five-star
&
boutique hotels

Everybody Water is sold throughout Boston and New England and in the resort communities of Nantucket, Martha's Vineyard, Newport, RI, and Stowe, VT. We have most recently launched in Aspen, Co.

Boston	Aspen	Nantucket
Stowe	Newport	Martha's Vineyard

customer highlights



launched Everybody Water Massachusetts & Stowe, VT
January 2019
official water Levitate Music & Arts Festival 50K attendees
February 2019
lululemon studios Massachusetts
March 2019
launched Nantucket, Martha's Vineyard, Newport RI
May 2019
The Boston Opera House
June 2019
Fairmont Copley Hotel Fairmont Property
July 2019
Gronk Fitness Event
September 2019
MIT Endicott House
October 2019
The Boston Ballet
November 2019
The Boston Harbor Hotel Pyramid Property
January 2020
Boston Children's Hospital
February 2020
XV Beacon Hotel Preferred Hotels & Resorts
March 2020
Blind Tiger Inn Lark Hotels
July 2020
The Whitney Hotel Hersha Hospitality
August 2020
The Vanderbilt Hotel Auberge Resorts Collection
September 2020
Hotel Viking Davidson Hotels & Resorts
October 2020
launched Aspen, CO
January 2021
The Jerome Hotel Aspen Auberge Resorts Collection
January 2021
Winvian Farm Relais Chateaux
January 2021
Boston Private
March 2021
The Country Club Brookline, MA
April 2021
Gordon Food Service Distributor 29 states
April 2021
Chatham Bars Inn Resort & Spa
May 2021
Island Creek Oyster Raw Bar Duxbury
May 2021
The Newbury Hotel
May 2021

Since our launch in January 2019, Everybody Water immediately caught the attention of the press and has been featured in top television, radio, and news publications including Boston's most loved morning show "Matty in the Morning" on Kiss 108 I Heart Radio.

the press

"Industry Expert, Simon Mainwaring, explores Everybody Water's mission & strategy in his Purpose At Work column in Forbes."

"in times like these community matters more than ever.... Sip sip for Megan H and Kimberly R... they started Everybody Water... that supports clean water projects for people around the world"

"Two local moms, going global. How Everybody Water is helping change the lives of young girls."

"Cartons for change. How Water with a Heart gives everybody a chance to make a life- changing difference for women and girls."

"Inside the studios of The Boston Ballet... The Boston Globe features Everybody Water as dancers return."

"Neighbors with a shared mission. Hear how the women behind Everybody Water came up with the concept for the carton and how the clean water movement is changing lives for young girls."

"Everybody Water selected as the exclusive water for Beacon XV Hotel, recently awarded #1 Boston, #3 U.S., #13 in the World by Conde Nast Traveler Magazine."

"Everybody Water tours live with Anthony Everett of Chronicle, spotlighting the local mission with global impact."

"The iconic Fairmont Copley Hotel celebrates their 108th year and offers Everybody Water, water with a heart to their guests."

"Lots of laughs with Matty in the Morning! Everybody Water hits the airwaves and has a ton of fun with Kiss 108's iconic radio host."

"High Fashion Meets Social Impact: gala featured the latest luxury gifts for the season from the world's most renowned brands."

"Change begins with everybody. Two local moms talk about opening up opportunities for young girls... one carton at a time."

THE BUSINESS MODEL

we generate income in *four ways*

- **Direct sales** to larger volume customers which account for 60% of revenue, with 49% profit margins.
- **Sales to local high-end distributors** account for 25% of revenue with 38% profit margins.
- **We plan to grow our eCommerce channel** for direct-to-consumer water by the 12-pack case, building up our subscription service, and creating ongoing recurring revenue (8% of our revenue).
- **Merchandise sales** and other sales account for 7% of revenue



direct sales to larger volume customers
60%
revenue
49%
profit margins
sales to local high-end distributors
25%
revenue
38%
profit margins
eCommerce sales
8%
recurring revenue
merchandise sales
7%
revenue

Everybody Water donates 3% of our annual gross revenues to support clean water and sanitation infrastructure projects that bring running water, sinks, showers, and toilets directly into homes for the first time… full solutions that hugely impact the lives of women & girls.



everybody WATER.

HOW WE ARE DIFFERENT

we're so *much more* than water

We believe Everybody Water is reinventing packaged water into something businesses feel good about… offering customers an alternative to plastic water bottles while also giving businesses an opportunity to express what is important to them as a brand with the water they choose. We believe we are a disruptor in the market for packaged water offering a simple yet powerful platform to demonstrate intentionality – the choice of an alternative to a plastic water bottle, the desire to align with improving the lives of women and girls globally by supporting water infrastructure projects that bring people their most basic need to their homes, and the support of a product sourced from a small, women-owned business.


forward thinking

THE VISION

create a national brand *impacting*
as many lives as possible while *reducing plastic*

BUILD
strong partnerships

EXPAND
national sales

GROW
distribution partners

INCREASE
product lines

INVEST
d2c eCommerce

IMPACT
as many lives as possible

THE IMPACT

Complete & Sustainable Solutions



How does Everybody Water support clean water projects?
In keeping with our ethos to be a socially-minded company, we donate 3% of our annual gross revenues to support clean water & sanitation infrastructure projects that bring running water, sinks, showers, and toilets directly into homes for the first time… not just community wells but full solutions that hugely impact the lives of women & girls especially.

Why do we support clean water projects?
Everybody deserves clean running water and sanitation in their homes. Over 2 billion people lack access to convenient, clean water and sanitation… a leading cause of disease and hardship in this world that disproportionately affects women & girls. When people have their most basic needs met, they can begin to thrive.

How do the projects we support particularly impact women & girls?
In most developing countries the burden of collecting water usually falls on women & girls. They are responsible for all the water needs and collecting water can take 5-7 hours a day. The unjust task is physically hard, oftentimes dangerous, and prevents women & girls from attending school or earning incomes.

How do we choose projects to support?
We only support sustainably-run, permanent solutions that bring water & sanitation directly into homes… not just community wells but solutions that free women & girls from collecting water

When young women have running water in their communities like this one… they can *dream big*



OUR LEADERSHIP

Inspiring businesses to make a *positive impact*



Co-founders Kimberly Reilly and Megan Hayes lead the team and bring excitement to the brand. Their story is a unique one and they are often sought after by corporate customers to do public-speaking events and interviews. They are passionate about the power of business to tackle the world's biggest problems and inspire others to join them in a compelling business model. Personally traveling to places like Honduras and Bangladesh to see the need and success of clean water projects propels them to succeed and drive profits.

Together Megan and Kim lead a talented group of individuals with expertise in branding, marketing, sales, legal, finance, manufacturing, distribution… a team that is also inspired by the mission to change the lives of women and girls around the world by ensuring they have clean running water in their homes.



"We are excited to build a community of people and businesses who want to make amazing change happen by supporting Everybody Water… helping us uplift the lives of women & girls so they may thrive and dream big. Knowing the impact we are making and the enthusiasm of customers to get behind us is all the motivation an entrepreneur could ask for."

Kimberly Megan

WHY INVEST

be part of a company with a *triple bottom line:* sales, people, planet.



We are excited to build a community of investors that share our vision to offer an alternative to plastic water bottles and a dedication to help improve the world by impacting communities worldwide with high-quality clean water and sanitation projects that significantly impact and empower women & girls.

This is just the beginning of the road for us and we look forward to having you onboard as we further our mission and impact – we believe **a win-win for all.**

Be part of a company with a triple bottom line: sales, people, planet.


everybody
WATER.
water
with a
16.9 FL OZ (1.05 PT) 500 ML
drinking water
water from a community system
filtered by reverse osmosis

Meet Our Team



Kimberly Reilly
Co-Founder

With a background as an entrepreneur and expertise in design, Kimberly has the experience and creative skills to build powerful branding. She has managed product conception to launch and beyond, branding, and digital content.

With a Master's Degree in the History of European Decorative Arts from Parsons School of Design/Smithsonian, Kimberly spent 10 years as the Founder/Creative Director for Louis Di Calla LLC, a custom lighting design company that created pieces for leading architects and designers with a collection represented at showrooms in New York, Boston, Chicago, Los Angeles, and San Francisco. Kimberly was inspired to continue her entrepreneurial journey and utilize her knowledge of design to communicate powerful social impact.



Megan Hayes
Co-Founder

With a career in growing industry leading companies, talent management teams, and operations, Megan applies her leadership and consulting skills to secure business partnerships, managing strategy, and operations.

Megan spent 20 years leading recruiting teams for companies like Microsoft and Digitas Advertising in Seattle, Germany, and New York City. She grew up overseas in Switzerland, France, Thailand, and Egypt and saw first-hand women and girls walking for hours each day for water. With Everybody Water, Megan has been able to come full-circle and impact the lives for women and girls globally through sustainable clean water projects.



Joanie Hosp
Director of Business Development

Joanie brings extensive experience in luxury hospitality growing corporate accounts for Ritz-Carlton Hotels and Resorts. With Everybody Water she is building partnerships with well-respected brands. 10 hours a week.



Lauren Schreiber
Director of Operations

Lauren has over 10 years experience lead operations and execution for major events including Hub Week and galas for The Boston Ballet, Boston Philharmonic, Boston Zoo, and New England Conservatory of Music. She manages events, logistics, and day-to-day operations for Everybody Water's vendors and partners. 10 hours a week.



Nina Pfister
PR Consultant

Nina is the co-founder of Mooring Advisory Group with a focus on spotlighting stories of impact for emerging women-owned social-impact brands. She captures the attention of the press and introduces the Everybody Water story and highlights key partnerships. 2 hours a week.



Amanda Rae Busch
Aspen Liaison

Amanda is an award-winning magazine journalist focused on food, art, and wellness for the Aspen Times Weekly, local magazine, Edible Aspen, and the Aspen Dining Sourcebook. She is the editor of "The Aspen Cookbook" (Nov. 2020), a fundraiser for local restaurant workers. She has successfully launched Everybody Water in Aspen, expanding reach beyond New England. 5 hours a week.



Brenna Donovan
Graphic Designer

Brenna has created graphics for Nic + Zoe, First Aid Beauty, Follain Clean Beauty, Reebok, and New Balance. She designs beautiful digital and print pieces for Everybody Water and their partners. 5 hours a week.



Steven Byler
Advisor

Steven is the President and Managing Director for GrowthLab Financial specializing in helping startups with forecasting, financial management, accounting, strategic planning, and CFO support. 5 hours a week.



Jen Eldridge
Social Media Manager

Jen develops social strategies, partners with influencers, creates custom assets, and leads community management for emerging and established brands. She highlights the essence of Everybody Water and "its why" to build a like-minded community across all social channels. 5 hours a week.



Chandana Rao
Partner Outside GC

Chandana is a senior counsel providing legal and strategic support to early stage and global companies in the consumer product space. 2 hours a week.



Marla Smith-Nilson
Non-Profit Partner & Advisor

Marla is the Executive Director and Founder of Water 1st International funding sustainable clean water projects to bring a sink, shower, and toilet into the homes of families for the first time.



Rob Rafferty
Advisor

Rob is a Managing Director with Wellvest Capital providing strategic advisory services and investing to companies in the health and wellness space.

Offering Summary

Company	Everybody Water, Inc.
Corporate Address	132 Chief Justice Cushing Highway, Ste70, Cohasset, MA 02025
Offering Minimum	$9,999.00
Offering Maximum	$1,069,998.56
Minimum Investment Amount (per investor)	$248.88

Terms

Offering Type	Equity
Security Name	Series B (non-voting) Common Stock
Minimum Number of Shares Offered	2,049
Maximum Number of Shares Offered	219,262
Price per Share	$4.88
Pre-Money Valuation	$13,308,955.60

Forward Looking Information Legend

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

**All perks occur when the offering is completed.*

*** Some restrictions on shipping may apply*

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive additional 20% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive additional 15% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 10% bonus shares.

Amount-Based:

$500+ | It Begins with Everybody

20% discount on an order or subscription of 12-pack cases of Everybody Water.

$1,000+ | Water with a Heart

20% discount on an order or subscription of 12-pack cases of Everybody Water + 5% bonus shares.

$2,500+ | Let's Create a Ripple Effect

20% discount on an order or subscription of 12-pack cases of Everybody Water + 7% bonus shares.

$5,000+ | Collective Impact

20% discount on an order or subscription of 12-pack cases of Everybody Water + 10% bonus shares

$10,000+ | Forward Thinking

20% discount on an order or subscription of 12-pack cases of Everybody Water +15% bonus shares + Join the founders for drinks and oysters at one of our all-time favorite local customers, Island Creek Oysters Raw Bar, Duxbury, MA.

$25,000+ | Make Amazing Change Happen

20% discount on an order or subscription of 12-pack cases of Everybody Water + 20% bonus shares + Join the founders for dinner at Boston's hottest new rooftop restaurant, Contessa, at the Newbury Hotel, one of our most exciting new customers.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative. Any expense labeled "Administrative Expenses" not strictly for administrative purposes. Any expense labeled "Travel and Entertainment". Inter company debt or back payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

The Latest in Everybody Water's Market Capture & Growth

16 days ago


Everybody Water Crowdfunding Update
Copy link
invest now in everybody WATER.
on StartEngine.com
start engine
Watch on YouTube

Check out where sales are going and how Everybody Water is carving out a niche in a massive market. Join us in this moment and invest in this stage of opportunity. https://www.startengine.com/everybody-water

Notice of Funds Disbursement

21 days ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Everybody Water has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Everybody Water be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Everybody Water x Fashion Week Brooklyn

25 days ago

Guess who's the official water of Fashion Week Brooklyn happening now??? Here's to cutting edge style recognizing Everybody Water as the ultimate accessory to make a statement about social impact. We think this is going to have some serious legs in brand awareness.

FWBK has emerged as one of the leading fashion events showcasing the talent of aspiring and established designers from across the globe. Named the number 5 international fashion event, FWBK provides an opportunity for the designer 's collections to be reviewed by buyers, bloggers, editors, industry insiders, and celebrity guests as well as consumers.....a diverse spectrum of socially conscious, influencers, fashion-forward and creative people nationally and internationally.

Join us as we scale up! https://www.startengine.com/everybody-water


Everybody Water x Fashion Week Brooklyn
Copy link
Watch on YouTube

Everybody Water Celebrates International Day of the Girl

27 days ago

In honor of International Day of the Girls today we want to highlight the importance of clean running water to the fundamental success of women & girls globally. **Thank you to all of the businesses and organizations that are partnering with us to help change lives with clean water.** Hundreds of millions of girls each day spend their days walking and carrying water instead of attending school. It is a time-consuming, physically burdensome, and often unsafe task that prevents them from thriving.

Everybody Water is building a community businesses who want to make a statement that girls deserve better. Committed to donating portions of gross revenues, we support complete water & sanitation infrastructure... not just wells and pumps that still require girls to collect water, but permanent systems with household connections bringing piped water, a shower and a toilet into homes for the first time and ending the walk for water.

Everybody Water: The Water Company Advocating for Women. Invest today: https://www.startengine.com/everybody-water


celebrating
International Day of the Girl



Check Out These Numbers... Everybody Water Month-Over-Month Growth

about 1 month ago


% Growth
Month/Month 2021
May 216%
June 42%
July 43%
Aug 114%
Sept 147%
WT Average (Jan-Aug) 90%

We have had incredible month-over-month growth. Since Covid re-openings, these are the percentages in sales. People and top businesses are responding strongly to the Everybody Water brand.

If you're still considering, invest now and help us grow even more! https://www.startengine.com/everybody-water

Sysco, the Largest US Food Distributor, Brings in Everybody Water!

about 1 month ago


Sysco brings in
everybody WATER.!

Everybody Water has begun distribution with Sysco, the largest food distributor in the United States. Invest now in the early stages of our growth!
https://www.startengine.com/everybody-water

Everybody Water Joins Influencers & Brands on the Caravan Roadtrip

about 1 month ago


everybody WATER.
CARAVAN SOCIAL CLUB

Everybody Water loved being a part of the East Coast Caravan Roadtrip tour! This fun and fresh retail experience brings brands and creators together. See some of the fun and stay tuned for more news...

We're the water company advocating for women - join us as we scale up!
https://www.startengine.com/everybody-water









Notice of Funds Disbursement

about 2 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Everybody Water has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Everybody Water be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Pressed Cafe Chooses Everybody Water

about 2 months ago


PRESSED
CAFE
X
everybody WATER.

Our heartfelt thanks to Pressed Cafe for choosing Everybody Water! This fast-growing, sophisticated cafe is on trend offering healthy food, freshly squeezed juices, beautiful atmosphere...everything people want today.

Find Pressed Cafe at the Prudential Center in Boston, Newton, Burlington and throughout New Hampshire.

Become an investor today and be a part of this amazing cause!

Rhode Island School of Design Chooses Everybody Water

about 2 months ago


risd
X
everybody WATER.

Love that Rhode Island School of Design, aka RISD, one of the country's most prestigious design schools in style and fashion fell in love with #waterwithaheart's mission and branding.

Everybody Water is fueling female empowerment through clean water, become an investor today and be a part of this amazing cause!

SHOW MORE UPDATES

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Samir J. 4 days ago
I would like to focus on the situation in Gaza. Less than four percent of fresh water is drinkable and the surrounding sea is polluted by sewage. Yet the international community is failing to do enough to protect the health and dignity of almost 2 million people who have nowhere else to go. Gaza is one of the most densely populated places on earth, which is under an illegal and devastating blockade. It is a humanitarian disaster and this will be a very good help. The crown prince of Saudi Arabia, made a speech talking about the crisis in Gaza, then later on, went out and bought a 500 million dollar yacht because he thought it looked nice. Tell him to put his money where his mouth is and buy millions of everybody water bottles, and donate them to Gaza.
↑ 0

Beverly O. 1 INVESTMENT 3 months ago
I have the same question as Tal C. I downloaded the lengthy 57 page document and looked through it 3 times and did not find the answer. I would appreciate a straight up response instead of "find it for yourself."
↑ 0 View 1 reply

Peggy P. 3 INVESTMENTS 3 months ago
I saw an Ensure commercial for a product with more protein. It is shown in several flavors, all sporting the shape of the Everybody Water bottle. I hope they are paying for using the design.
↑ 0 View 1 reply

Jerome M. 5 months ago
En 2021, Everbody Water a toujours l'attention de la radio et de la télévision. Chaque fois que vous ouvrez internet radio hören, vous verrez "Matty in the Morning
↑ 0

Tal C. SE OWNER 7 INVESTMENTS 5 months ago
How much does it cost to make a bottle of water and how much do you sell it for? What are your sales looking like?
↑ 0 View 1 reply

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Script:

Hi I'm Megan Hayes and I am Kim Reilly

Everybody Water started because my dear friend and neighbor Kim and I / wanted to create a business to help solve one of the world's biggest problems that disproportionately impacts women & girls / lack of accessible clean water.

We learned about an organization dedicated to building water infrastructure / and decided Everybody Water would support inspirational projects like these / this is our story.

This is our story

We don't even realize that a fifth of the population does not have clean water / its heartbreaking / but on the other side there is hope because it can change.

Everybody Water offers an alternative to a plastic water bottle / and an opportunity to support a brand with a mission / to help bring running water into peoples' homes for the very first time / to dramatically impact the lives of women & girls / so they no longer have to collect water.

It's a simple idea but sometimes simple ideas are the best ideas.

When we started Everybody Water / we had no idea how much our community would get behind us /and felt passionate about this business idea.

It started out grassroots and then large businesses were drawn in a big way / to make a statement with the water they choose.

Since launching in 2019 we've been blown away by the growth and press coverage. We're in hundreds of trendsetting cafes, luxury hotels, corporations, premier events, and top fitness studios.

To our customers, it's way bigger than just the carton packaging. They've become a community of businesses that appreciates the impact that is possible / it's incredible.

When businesses come together there is collective power to make a positive impact.

Its' going to take a community of investors who believe in this and support this and want to be a part of Everybody Water. We hope that you feel as strongly as we do about bringing people their most basic need.

There are hundreds of waters on the market, what makes us different?

We are reinventing packaged water. A disruptor in the market we are turning the negative of plastic water bottles into a positive platform for social impact"

Everybody Water is a water that is meeting our times

Packaged water is 70 B market. Even capturing a niche would represent significant sales.

Since we launched our crowdfunding campaign the market has been proving demand.

We've been experiencing explosive growth.

We've secured national distributors

And we are expanding in new markets outside New England.... Now in Aspen, Vail, Denver, Miami, Palm Beach.... New York and LA in 2022.

It’s only just the beginning… be a part of this company and invest in Everybody Water on StartEngine.com today.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "EVERYBODY WATER, INC.", FILED IN THIS OFFICE ON THE TWENTY-SIXTH DAY OF FEBRUARY, A.D. 2021, AT 2:08 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

4081081 8100
SR# 20210680874

Authentication: 202641248
Date: 03-03-21

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:08 PM 02/26/2021
FILED 02:08 PM 02/26/2021
SR 20210680874 - File Number 4081081

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

OF

EVERYBODY WATER, INC.

Everybody Water, Inc., a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

1. The name of the corporation is Everybody Water, Inc. (the "Corporation").

2. The paragraph titled "ARTICLE IV" of the Corporation's Certificate of Incorporation is hereby amended and restated in its entirety, to read as follows:

ARTICLE IV

(a) Authorized Shares. The Corporation shall have authority to issue Four Million (4,000,000) shares of Common Stock, par value $0.0001 per share, in two (2) series (together, the "Common Shares"): (i) Three Million (3,000,000) shares designated as shares of "Series A Common Stock", and (ii) One Million (1,000,000) shares designated as shares of "Series B Common Stock."

(b) Redesignation. Upon the filing of this Certificate of Amendment (this "Certificate of Amendment") with the Secretary of State of the State of Delaware (the "Effective Time"), each of the Three Million (3,000,000) shares of Common Stock, par value $0.0001 per share, of the Corporation authorized immediately prior to the Effective Time (the "Pre-Amendment Shares"), including each of such shares as is outstanding as of the Effective Time shall be redesignated as a share of Series A Common Stock (the "Redesignation"). No further adjustment of any preference, price or right set forth in this Article Fourth shall be made as a result of the Redesignation. To the extent that the Pre-Amendment Shares have been issued in certificated form each certificate that immediately prior to the Effective Time represented Pre-Amendment Shares shall thereafter represent that number of shares of Series A Common Stock into which the Pre-Amendment Shares have redesignated pursuant to the foregoing.

(c) Except as expressly set forth below, the Series A Common Stock and the Series B Common Stock shall have the same rights and privileges and shall rank equally, share ratably and be identical in all respects as to all matters.

(i) Voting. The Series A Common Stock shall have voting rights in the election of directors and with respect to all other matters voted upon by the Corporation's stockholders, with each holder of Series A Common Stock being entitled to one (1) vote for each share of Series A Common Stock held of record by such holder on such matters.

The Series B Common Stock shall have no voting rights other than such rights as may be required by the first sentence of Section 242(b)(2) of the Delaware General Corporation Law (the "DGCL") or any similar provision hereafter enacted; provided, however, that an amendment of this Certificate of Incorporation to increase or decrease the number of authorized shares of Series B Common Stock (but not below the number of shares thereof then outstanding) may be adopted by resolution adopted by the Board of Directors of the Corporation and approved by the affirmative vote of the holders of a majority of the voting power of all outstanding shares of Series A Common Stock of the Corporation irrespective of the provisions of Section 242(b)(2) of the DGCL or any similar provision hereafter enacted, with such outstanding shares of Series A Common Stock voting separately as a Series, and no vote of the holders of any shares of Series B Common Stock, voting separately as a Series, shall be required therefor.

(ii) Dividends. Except as may be provided in this Certificate of Incorporation or required by law, holders of Series A Common Stock and holders of Series B Common Stock shall be entitled to receive such dividends and distributions (whether payable in cash or otherwise) as may be declared on the Common Shares by the Board of Directors of the Corporation from time to time out of assets or funds of the Corporation legally available therefor; provided, however, that the Board of Directors of the Corporation shall declare no dividend, and no dividend shall be paid, with respect to any outstanding share of Series A Common Stock or Series B Common Stock, whether in cash or otherwise (including any dividend in shares of Series A Common Stock on or with respect to shares of Series A Common Stock or any dividend in shares of Series B Common Stock on or with respect to shares of Series B Common Stock (collectively, "Stock Dividends")), unless, simultaneously, the same dividend is declared or paid with respect to each share of Series A Common Stock and Series B Common Stock. If a Stock Dividend is declared or paid with respect to one Series, then a Stock Dividend shall likewise be declared or paid with respect to the other Series and shall consist of shares of such other Series in a number that bears the same relationship to the total number of shares of such other Series, issued and outstanding immediately prior to the payment of such dividend, as the number of shares comprising the Stock Dividend with respect to the first referenced Series bears to the total number of shares of such first referenced Series, issued and outstanding immediately prior to the payment of such dividend. Stock Dividends with respect to Series A Common Stock may be paid only with shares of Series A Common Stock. Stock Dividends with respect to Series B Common Stock may be paid only with shares of Series B Common Stock. Notwithstanding the foregoing, in the case of any dividend in the form of capital stock of a subsidiary of the Corporation, the capital stock of the subsidiary distributed to holders of Series A Common Stock shall be identical to the capital stock of the subsidiary distributed to holders of Series B Common Stock, except that the capital stock distributed to holders of Series A Common Stock may have full or any other voting rights and the capital stock distributed to holders of Series B Common Stock shall be non-voting to the same extent as the Series B Common Stock is non-voting.

(iii) Subdivisions, Combinations and Mergers. If the Corporation shall in any manner split, subdivide or combine the outstanding shares of Series A Common Stock or the outstanding shares of Series B Common Stock, the outstanding shares of the other such

Series of the Common Shares shall likewise be split, subdivided or combined in the same manner proportionately and on the same basis per share. In the event of any merger, statutory share exchange, consolidation or similar form of corporate transaction involving the Corporation (whether or not the Corporation is the surviving entity), the holders of Series A Common Stock and the holders of Series B Common Stock shall be entitled to receive the same per share consideration, if any, except that any securities received by holders of Series A Common Stock in consideration of such stock may have full or any other voting rights and any securities received by holders of Series B Common Stock in consideration of such stock shall be non-voting to the same extent as the Series B Common Stock is non-voting.

(iv) Rights on Liquidation. Except as may be provided in this Certificate of Incorporation or required by law, in the event of any liquidation, dissolution or winding-up of the Corporation (whether voluntary or involuntary), the assets of the Corporation available for distribution to stockholders shall be distributed in equal amounts per share to the holders of Series A Common Stock and the holders of Series B Common Stock, as if such Series constituted a single Series. For purposes of this paragraph, a merger, statutory share exchange, consolidation or similar corporate transaction involving the Corporation (whether or not the Corporation is the surviving entity), or the sale, transfer or lease by the Corporation of all or substantially all its assets, shall not constitute or be deemed a liquidation, dissolution or winding-up of the Corporation."

3. The foregoing amendment to the Company's Certificate of Incorporation has been duly adopted and approved by the written consent of the requisite number of stockholders of the Company, after first being declared advisable by the Board of Directors of the Company, all in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Company has caused this Certificate of Amendment of Certificate of Incorporation of Everybody Water, Inc. to be executed by its duly authorized officer on this 24th day of February, 2021.

EVERYBODY WATER, INC.

Kimberly Reilly

Kimberly Reilly, Co-CEO